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Retention

A _backend_user_registration_completed

B Any event

Retention Criteria

On or After Each Month

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Aa User › verification_status
Is auto_verified or verified_by_admin

Users in Rahul - Paid Users

Breakdown

Since Nov 1, 2020 | Today | Yesterday | 7D | 30D | 3M | 6M | 12M | Compare

Retention Curve



Average Retention
100%
75%
50%
25%
< 1 Month
Month 2
Month 4
Month 6
Month 8
Month 10
Month 12
Month 14
Month 16
Month 18
Month 20
Month 22
Month 24
Month 26
Month 24
Average Retention in completed intervals
29.15% retention
172 users (average)

X and more months later your users came back and did B.

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Date	Total Profile(s)	< 1 Month	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Mor
Average Retention	100%	99.98%	89.79%	81.63%	75.87%	69.82%	65.24%	61.58%	57.55%	54.79%	52.98%	50
Nov 1, 2020	590	100%	92.2%	86.78%	83.39%	80.17%	77.97%	75.08%	71.86%	69.49%	67.97%	65
Dec 1, 2020	1,464	100%	94.13%	84.43%	79.64%	75.96%	73.5%	71.31%	67.83%	65.37%	63.11%	61
Jan 1, 2021	1,847	99.89%	93.02%	83.16%	77.48%	73.63%	70.28%	67.68%	64.43%	62.7%	60.86%	58

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Paid user retention.csv

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